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                           July 2, 2021

       Gustavo Pimenta
       Executive Vice President and Chief Financial Officer
       The AES Corporation
       4300 Wilson Boulevard
       Arlington, VA 22203

                                                        Re: The AES Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed June 24, 2021
                                                            File No. 333-257351

       Dear Mr. Pimenta:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Liz
Packebusch, Staff Attorney, at (202) 551-8749 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Richard D. Truesdell,
Jr.